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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                             ---------------------------

                                       FORM 8-A

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
            SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                             TENET HEALTHCARE COPORATION
                (Exact Name of Registrant as Specified in Its Charter)

                                        NEVADA
                       (State of Incorporation or Organization)

                                      95-2557091
                         (I.R.S. Employer Identification no.)


                                  3820 STATE STREET
                               SANTA BARBARA, CA  93105
                                    (805) 563-7000

(Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)

                             ---------------------------



If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. / /

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. /X/


Securities to be registered pursuant to Section 12(b) of the Act:


                                            Name of Each Exchange on Which
Title of Each Class to be so Registered     Each Class is to be Registered
---------------------------------------     ------------------------------

____ % Senior Notes due 2003                New York Stock Exchange
____ % Senior Notes due 2005                New York Stock Exchange
____ % Senior Subordinated Notes due 2007   New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None

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                             TENET HEALTHCARE CORPORATION

                          REGISTRATION STATEMENT ON FORM 8-A



Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     This Registration Statement relates to the registration with the Securities and Exchange Commission (the "Commission") of $200,000,000 aggregate principal amount of ___% Senior Notes due 2003 (the "Senior Notes due 2003"), $600,000,000 aggregate principal amount of ___% Senior Notes due 2005 (the "Senior Notes due 2005") and $500,000,000 aggregate principal amount of ___% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes" and, together with the Senior Notes due 2003 and the Senior Notes due 2005, the "Notes") of Tenet Healthcare Corporation (formerly known as National Medical Enterprises, Inc.), a Nevada corporation ("Tenet", the "Company" or the "Registrant"), which Notes are being issued by Tenet in connection with an underwritten offering. The description of the Notes to be registered hereunder is set forth under the caption "DESCRIPTION OF NOTES" included in the Registrant's Registration Statement on Form S-3 (No. 333-17907) filed with the Commission on December 13, 1996, as amended (the "Registration Statement"), and is hereby incorporated herein by reference.

     The form of prospectus subsequently to be filed by the Registrant pursuant to Rule 424(b) under the Securities Act of 1933, as amended, shall be deemed to be incorporated by reference into this Registration Statement.

     Said description of the Registrant's securities has not previously been filed with the New York Stock Exchange, the exchange on which the Notes are to be listed, and, therefore, shall be filed with copies of the application filed with such exchange, in accordance with the instructions in Item 1 of Form 8-A.

Item 2.   EXHIBITS

     The securities described are to be registered on the New York Stock Exchange, the exchange on which other securities of the Registrant are currently registered. Accordingly, the following copies of all constituent instruments defining the rights of the holder of each class of such securities, including any contracts or other documents which limit or qualify the rights of such holders, will be filed as exhibits with each copy of the registration statement filed with the Commission or with an exchange, subject to Rule 12b-32 regarding incorporation of exhibits by reference.

4.1 Form of Indenture between the Company and The Bank of New York, as Trustee, relating to the Senior Notes due 2003, including the form of certificate representing the Senior Notes due 2003 (Incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement on Form S-3,
     No. 333-17907)


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4.2  Form of Indenture between the Company and The Bank of New York, as Trustee, relating to the Senior Notes due 2005, including the form of certificate representing the Senior Notes due 2005 (Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-3,
     No. 333-17907)

4.3 Form of Indenture between the Company and The Bank of New York, as Trustee, relating to the Senior Subordinated Notes, including the form of certificate representing the Senior Subordinated Notes (Incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on
     Form S-3, No. 333-17907)

4.4 Indenture, dated as of March 1, 1991, between the Company and The Bank of New York, as Trustee, relating to Tenet's Medium Term Notes (Incorporated by reference to Exhibit 4(a) to the Company's Annual Report on Form 10-K dated August 26, 1996 for the fiscal year ended May 31, 1996)

4.5 Indenture, dated as of March 1, 1995, between the Company and The Bank of New York, as Trustee, relating to 9 5/8% Senior Notes due 2002 (Incorporated by reference to Exhibit 4(a) to the Company's Quarterly Report on Form 10-Q dated April 14, 1995, for the fiscal quarter ended February 28, 1995)

4.6 Indenture, dated as of March 1, 1995, between the Company and The Bank of New York, as Trustee, relating to 10 1/8% Senior Subordinated Notes due 2005 (Incorporated by reference to Exhibit 4(b) to the Company's Quarterly Report on Form 10-Q dated April 14, 1995, for the fiscal quarter ended February 28, 1995)

4.7 Indenture, dated as of October 16, 1995, between the Company and the Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 4(d) to the Company's Annual Report on Form 10-K dated August 26, 1996, for the fiscal year ended May 31, 1996)

4.8 Indenture, dated as of January 10, 1996, between the Company and The Bank of New York, as Trustee, relating to 6% Exchangeable Subordinated Notes due 2005 (Incorporated by reference to Exhibit 4(a) to the Company's Quarterly Report on Form 10-Q dated January 15, 1996, for the fiscal quarter ended November 30, 1995)

4.9 Escrow Agreement, dated as of January 10, 1996, among the Company, NME Properties, Inc., NME Property Holding Co., Inc. and The Bank of New York, as Escrow Agent (Incorporated by reference to Exhibit 4(b) to the Company's Quarterly Report on Form 10-Q, dated as of January 15, 1996, for the fiscal quarter ended November 30, 1995)


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                                      SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             TENET HEALTHCARE CORPORATION




Date:  January 16, 1997                      By: /s/ Terence P. McMullen
                                                 -------------------------
                                                 Name: Terence P. McMullen
                                                 Title: Vice President








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